

Mail Stop 4720

June 17, 2016

VIA E-mail
Mr. Derica Rice
Executive Vice President, Global Services and
    Chief Financial Officer
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, IN 46285

>   **Re: Eli Lilly and Company**
>   **Form 10-K for Fiscal Year Ended December 31, 2015**
>   **Filed February 19, 2016**
>   **File No. 001-06351**

Dear Mr. Rice:

We have reviewed your May 18, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 28, 2016 letter.

Management's Discussion and Analysis
Application of Critical Accounting Policies
Revenue Recognition and Sales Return, Rebate, and Discount Accruals
Financial Statement Impact, page 50

1. Please refer to your response to our prior comment 1. You indicate that the percentage increase from 2013 to 2014 is largely due to new contracts that began on January 1, 2014 associated with your insulins portfolio and that these new contracts increased the amount of product sold; however, the discounts given in these new contracts were higher than your prior average discounts, causing the increase in your sales return, discounts, and rebate percentage. You do not attribute any impact to your gross margin in 2014 to these contracts in your disclosure on page 45. Please tell us why.

Mr. Derica Rice
Eli Lilly and Company
June 17, 2016
Page 2

<u>Notes to the Consolidated Financial Statements</u>

<u>Note 18. Segment Information, page 101</u>

2. We acknowledge your response to our prior comment 2. Please address the following in order to further clarify your response:
   • From your response and in particular exhibit A to your response, it appears that the Pharma Segment leaders as a group represent the Pharma segment manager. Please confirm that our understanding is correct.
   • You state in your response that there are no components within either of your operating segments that meet the criteria of ASC 280-10-50-1 to be reported separately. However, we note from page 8 in your response that the CODM receives revenue and contribution information for each of the four global Business Areas within the Pharma segment on a monthly basis in order to allocate resources and assess performance. This information includes comparisons of actual amounts against plan (budget) as well as compared to the prior year.
     o Provide us an analysis as to whether each of these four global Business Areas represents an operating segment. Address each of the criteria in ASC 280-10-50-1.
     o Explain to us the business purpose for your organization structure that has four global Business Areas each having a senior VP whose performance is tied to an extent to the respective area's results and that provide discrete financial information relating to operating results regularly reviewed by the CODM. Address specifically why this organization structure and information regularly reviewed by the CODM does not inform the CODM's decisions in order to allocate resources to each of the four global Business areas and assess each area's performance.
   • We note that key decisions around R&D, manufacturing, and the four global Business Areas within the Pharma segment are driven by the CODM who assesses the performance and determines the resource allocations of the entire pharmaceutical operations which are reported to the BOD. Please provide us with additional information to understand how these key operating decisions are made. Address the following:
     o Describe to us the key factors that the CODM considers in making decisions whether to advance R&D on a particular product and what specific information the CODM reviews in order to make these decisions.
     o To the extent that the decisions involve any projections of potential future revenues and costs relating to those products, tell us who are responsible for determining those projections and how those projections are derived.
     o Explain the role of the individual business area leaders with respect to products under development.
     o With respect to manufacturing, it appears that products across all of your Pharma Business Areas are produced at shared facilities. Tell us who are responsible for allocating production capacity for different products and how that individual interacts with the business area leaders in making those decisions.

Mr. Derica Rice
Eli Lilly and Company
June 17, 2016
Page 3

- o We note from your response that unexpected variances resulting from issues experienced at a manufacturing facility would not be allocated to the business areas. Please tell us whether and, if so, to what extent your other manufacturing costs are allocated to each of your Pharma Business Areas.
- We note that approximately 70% of the incentive compensation for Pharma Business Area leaders is based on consolidated results. In addition, we note that awards for executive officers may relate to their specific area.
  - o Clarify what is meant by your statement "the fact that all of the CODM's direct reports have their compensation tied to the results of the entire company rather than their Pharma Segment Business Area or Organizational Unit supports the conclusion that human pharmaceutical products is one operating segment."
  - o Clarify what portion, if any, of the business leaders' incentive compensation is based on his/her respective business area's results, and also what portion, if any, is based on the results of the Pharma segment. Tell us how you considered this incremental incentive compensation in your analysis as to whether each of your Pharma Business Areas is an operating segment.

3. Please refer to your response to prior comment 3. Tell us more specifically where the impacts that you discuss have been appropriately addressed in your filing. Provide us your analysis in determining the extent to which your MD&A should also include a discussion on a segment basis. Refer to Part III F.1. Segment Analysis in our May 1989 MD&A interpretive release.

You may contact Christine Allen Torney, Senior Staff Accountant, at (202) 551-3652. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance